UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42625

Smart Digital Group Limited

150 Beach Road #2805/06 Gateway

West Singapore 189720

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of Chief Financial Officer

Resignation of Previous Chief Financial Officer

Smart Digital Group Limited (the “Company”) received the resignation letter of its Chief Financial Officer (“CFO”), Ms. Qiongshan Huang, effective October 20, 2025. Mr. Huang’s resignation was not related to the Company’s financial or operating results or to any disagreements or concerns regarding the Company’s financial or reporting practices.

Appointment of New Chief Financial Officer

Effective October 20, 2025, the Company appointed Mr. TAN KWANG LENG as its CFO. Mr. Leng has extensive experience in accounting and financial matters. He has served as the financial director of Peopleperks International Sdn Bhd since December 2011 and served as the finance manager of RCE Capital Berhad from June 2005 to November 2011. Mr. Leng obtained a Bachelor’s degree in accounting from National University of Malaysia in 2005. There are no family relationships between Mr. Leng and any director or executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: October 24, 2025	By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer
(Principal Executive Officer)

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